UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____October 2004___	File No. 0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated October 18, 2004

2.

News Release dated October 19, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM       20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  October 19, 2004            Signed: /s/ Christopher Dyakowski

              Christopher Dyakowski,

                                                                         Director

SAN TELMO ENERGY ANNOUNCES

TEEPEE CREEK OIL DISCOVERY

VANCOUVER, B.C., October 18, 2004 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that its 6-3 Teepee Creek well has been completed as a New Pool oil well. The 6-3 well, the second well in its Teepee Creek program encountered both oil and gas pay from multiple zones.

Due to limited storage capacity, completion and testing operations were restricted to production of approximately 500bbls of oil and 137,000 cubic feet of gas. Stabilized production is anticipated to range between 100-150bbls of oil per day. Operations are currently underway to construct oil handling and gas conservation facilities onsite.

San Telmo’s 6-3 well immediately offsets the gas discovery at the original 4-10 Teepee Creek well, which tested at a stabilized flow rate of 1.3mmcfd (217 boe/d) on a 3/8”choke. Pipeline construction for the 4-10 and 6-3 wells is in progress and expected to be complete and production on stream shortly. San Telmo Energy has a 100% working interest in the Teepee Creek project area.

San Telmo feels this new oil pool discovery represents a large development opportunity for the Company in the Teepee Creek area because of the Company’s strategic land position over this play. The Company is putting the plans in place to drill more wells at Teepee Creek this season.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on exploring for and developing reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY CORPORATE UPDATE

VANCOUVER, B.C., July 19, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that the legal action commenced by Pacific International Securities, Inc. has been settled to avoid the further expense and burden of litigation.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.